Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Current Report (Form 8-K) of FairPoint Communications, Inc. of our report dated February 22, 2008, with respect to the special-purpose combined statements of selected assets, selected liabilities and parent funding of Verizon Communications Inc.’s Maine, New Hampshire and Vermont Operations as of December 31, 2007 and 2006, and the related combined statements of income, parent funding and cash flows for each of the three years in the period ended December 31, 2007 included in the FairPoint Communications, Inc. registration statement on Form S-4 (File No. 333-141825) and related information statement/prospectus filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New York, New York
February 22, 2008